===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                 SCHEDULE 14D-1
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES ACT
                                    OF 1934
                                AMENDMENT NO. 1
                                FINAL AMENDMENT

                                      AND

                                  SCHEDULE 13D
                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                          -----------------------------

                               (AMENDMENT NO. 3)

                          LANDMARK LAND COMPANY, INC.

                          -----------------------------

                           (NAME OF SUBJECT COMPANY)

                            KARENINA PROPERTIES, LLC

                          -----------------------------

                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE

                          -----------------------------

                         (TITLE OF CLASS OF SECURITIES)

                                   515062107

                          -----------------------------

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MORRIS ORENS, ESQ.
                   SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: ( 212) 758-9500

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



Note: The remainder of this cover page is only to be completed if the Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 14D-1
CUSIP No.     515062107                      Page    2    of           Pages
          ------------------                      -------     --------

-----------------------------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Karenina Properties, LLC (133965725)
-----------------------------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |X|
                                                                                                                (b) | |
-----------------------------------------------------------------------------------------------------------------------
 3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC
-----------------------------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                             | |

-----------------------------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,387,280
-----------------------------------------------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES*                                                                                                    | |

-----------------------------------------------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                    17.3%
-----------------------------------------------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON*
                                    CO
-----------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
CUSIP No.     515062107                        Page    3    of           Pages
          ------------------                         -------     --------

-----------------------------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners, L.P. (133700768)
-----------------------------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |X|
                                                                                                                (b) | |
-----------------------------------------------------------------------------------------------------------------------
 3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC
-----------------------------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                             | |

-----------------------------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    3,341,901
-----------------------------------------------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES*                                                                                                    | |

-----------------------------------------------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                    41.8%
-----------------------------------------------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON*
                                    CO
-----------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
CUSIP No.     515062107                       Page    4    of           Pages
          ------------------                       -------     --------

-----------------------------------------------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners II, L.P. (133863925)
-----------------------------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |X|
                                                                                                                (b) | |
-----------------------------------------------------------------------------------------------------------------------
 3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC
-----------------------------------------------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                             | |

-----------------------------------------------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,408,759
-----------------------------------------------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                            | |

-----------------------------------------------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    17.6%
-----------------------------------------------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON*
                                    CO
-----------------------------------------------------------------------------------------------------------------------

                        SCHEDULE 14D-1, AMENDMENT NO. 1
                                      AND
                         SCHEDULE 13D, AMENDMENT NO. 3

                          LANDMARK LAND COMPANY, INC.

         Karenina Properties, LLC hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 filed on September 10, 1997 (the "Statement") with respect to its offer to purchase any and all outstanding shares of Common Stock, par value $.50 per share of Landmark Land Company, Inc. Only those items amended and supplemented hereby are included herein. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Statement.

ITEM 6            INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  The information set forth in Item 6 of the Statement is hereby amended and supplemented by the following information:

         The Offer expired at 12:00 midnight, New York City time on October 7, 1997. The Purchaser has been advised by the Depository that approximately 1,387,280 Shares had been properly tendered as of the Expiration Date, including 56,026 Shares tendered by notice of guaranteed delivery. After the Offer, the Purchaser, Gotham and Gotham II, collectively, beneficially own 3,363,380 Shares representing 42.0% of the outstanding Shares, of which the Purchaser directly owns 1,387,280 Shares, Gotham directly owns 1,954,621 Shares and Gotham II directly owns 21,479 Shares. The percentages in this paragraph are calculated based upon 8,001,170 outstanding Shares, as of November 14, 1991, as reported in the Company's Final Form 10-Q dated as of September 30, 1991. The period for delivery of Shares pursuant to the guaranteed delivery procedures of the Offer shall expire on October 10, 1997.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 1997        KARENINA PROPERTIES, LLC

                               By: /s/ William A. Ackman
                                   --------------------------------
                                   Name:     William A. Ackman
                                   Title:    Manager


                               GOTHAM PARTNERS, L.P.

                               By:  Section H Partners, L.P.,
                                    its general partner

                               By:  Karenina Corporation,
                                    a general partner of Section H Partners,
                                    L.P.

                               By:  /s/ William A. Ackman
                                    --------------------------------
                               Name:         William A. Ackman
                               Title:        President


                               GOTHAM PARTNERS II, L.P.

                               By:  Section H Partners, L.P.,
                                    its general partner

                               By:  Karenina Corporation,
                                    a general partner of Section H Partners,
                                    L.P.

                               By: /s/ William A. Ackman
                                   ----------------------------------
                                   Name: William A. Ackman
                                   Title:   President








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